 Exhibit 21.1

Subsidiaries of The Simply Good Foods Company

Subsidiary	State of Incorporation
Atkins Intermediate Holdings, LLC	Delaware
Conyers Park Parent Merger Sub, Inc.	Delaware
Conyers Park Merger Sub 1, Inc.	Delaware
Conyers Park Merger Sub 2, Inc.	Delaware
Conyers Park Merger Sub 3, Inc.	Delaware
Conyers Park Merger Sub 4, Inc.	Delaware